UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                  SCHEDULE 13D

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                                (AMENDMENT NO. ___)*

                            CONSETLLATION BRANDS, INC.
--------------------------------------------------------------------------------
                                (Name of Issuer)



                    Class A Common Stock, par value $.01 per share
                    Class B Common Stock, par value $.01 per share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                             Class A      21036P 10 8
                             Class B      21036P 20 7
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                                Roger W. Byrd, Esq.
                                Nixon Peabody LLP
                               1300 Clinton Square
                           Rochester, New York 14604
                                  716-263-1687
--------------------------------------------------------------------------------
            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                                 August 28, 2001
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)



If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss. 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. |_|

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss. 240.13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

--------------------------------------
CUSIP NO.   Class A  21036P 10 8
            Class B  21036P 20 7
--------------------------------------
   1    NAME OF REPORTING PERSON
        I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

        R, R, M & C Partners, L.L.C.
--------------------------------------------------------------------------------
   2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                (A) |X|
                                                                         (B) | |
--------------------------------------------------------------------------------
   3    SEC USE ONLY

--------------------------------------------------------------------------------
   4 SOURCE OF FUNDS (See Instructions)

        OO
--------------------------------------------------------------------------------
   5 CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)
                                                                             |_|
--------------------------------------------------------------------------------
   6    CITIZENSHIP OR PLACE OF ORGANIZATION

        Missouri
--------------------------------------------------------------------------------
                        7    SOLE VOTING POWER

      NUMBER OF              Class A Shares     0
       SHARES                Class B Shares     0
    BENEFICIALLY
      OWNED BY        ----------------------------------------------------------
        EACH            8     SHARED VOTING POWER
      REPORTING
       PERSON                 Class A Shares    2,002,002
        WITH                  Class B Shares    0
                      ----------------------------------------------------------
                        9    SOLE DISPOSITIVE POWER

                             Class A Shares     0
                             Class B Shares     0
                      ----------------------------------------------------------
                        10   SHARED DISPOSITIVE POWER

                             Class A Shares     2,002,002
                             Class B Shares     0
--------------------------------------------------------------------------------
  11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

        Class A Shares     2,002,002
        Class B Shares     0
--------------------------------------------------------------------------------
  12    CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
        (See Instructions)
                                                                             | |
--------------------------------------------------------------------------------
  13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

        Class A Shares  5.5%
        Class B Shares  0.0%
--------------------------------------------------------------------------------
  14    TYPE OF REPORTING PERSON (See Instructions)

        OO
--------------------------------------------------------------------------------

--------------------------------------
CUSIP NO.   Class A  21036P 10 8
            Class B  21036P 20 7
--------------------------------------
   1    NAME OF REPORTING PERSON
        I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

        R, R, M & C Group, L.P.
--------------------------------------------------------------------------------
   2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                (A) |X|
                                                                         (B) | |
--------------------------------------------------------------------------------
   3    SEC USE ONLY

--------------------------------------------------------------------------------
   4 SOURCE OF FUNDS (See Instructions)

        OO
--------------------------------------------------------------------------------
   5 CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)
                                                                             |_|
--------------------------------------------------------------------------------
   6    CITIZENSHIP OR PLACE OF ORGANIZATION

        Missouri
--------------------------------------------------------------------------------
                        7    SOLE VOTING POWER

      NUMBER OF              Class A Shares     0
       SHARES                Class B Shares     0
    BENEFICIALLY
      OWNED BY        ----------------------------------------------------------
        EACH            8    SHARED VOTING POWER
      REPORTING
       PERSON                 Class A Shares    2,002,002
        WITH                  Class B Shares    0
                      ----------------------------------------------------------
                        9    SOLE DISPOSITIVE POWER

                             Class A Shares     0
                             Class B Shares     0
                      ----------------------------------------------------------
                        10   SHARED DISPOSITIVE POWER

                             Class A Shares     2,002,002
                             Class B Shares     0
--------------------------------------------------------------------------------
  11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

        Class A Shares     2,002,002
        Class B Shares     0
--------------------------------------------------------------------------------
  12    CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
        (See Instructions)
                                                                             | |
--------------------------------------------------------------------------------
  13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

        Class A Shares  5.5%
        Class B Shares  0.0%
--------------------------------------------------------------------------------
  14    TYPE OF REPORTING PERSON (See Instructions)

        PN
--------------------------------------------------------------------------------

--------------------------------------
CUSIP NO.   Class A  21036P 10 8
            Class B  21036P 20 7
--------------------------------------
   1    NAME OF REPORTING PERSON
        I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

        R, R, M & C Management Corporation
--------------------------------------------------------------------------------
   2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                (A) |X|
                                                                         (B) | |
--------------------------------------------------------------------------------
   3    SEC USE ONLY

--------------------------------------------------------------------------------
   4 SOURCE OF FUNDS (See Instructions)

        OO
--------------------------------------------------------------------------------
   5 CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)
                                                                             |_|
--------------------------------------------------------------------------------
   6    CITIZENSHIP OR PLACE OF ORGANIZATION

       Missouri
--------------------------------------------------------------------------------
                        7    SOLE VOTING POWER

      NUMBER OF              Class A Shares     0
       SHARES                Class B Shares     0
    BENEFICIALLY
      OWNED BY        ----------------------------------------------------------
        EACH            8    SHARED VOTING POWER
      REPORTING
       PERSON                 Class A Shares    2,002,002
        WITH                  Class B Shares    0
                      ----------------------------------------------------------
                        9    SOLE DISPOSITIVE POWER

                             Class A Shares     0
                             Class B Shares     0
                      ----------------------------------------------------------
                        10   SHARED DISPOSITIVE POWER

                             Class A Shares     2,002,002
                             Class B Shares     0
--------------------------------------------------------------------------------
  11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

        Class A Shares     2,002,002
        Class B Shares     0
--------------------------------------------------------------------------------
  12    CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
        (See Instructions)
                                                                             | |
--------------------------------------------------------------------------------
  13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

        Class A Shares  5.5%
        Class B Shares  0.0%
--------------------------------------------------------------------------------
  14    TYPE OF REPORTING PERSON (See Instructions)

        CO
--------------------------------------------------------------------------------

--------------------------------------
CUSIP NO.   Class A  21036P 10 8
            Class B  21036P 20 7
--------------------------------------
   1    NAME OF REPORTING PERSON
        I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

        The Stockholder Group described in Item 2
--------------------------------------------------------------------------------
   2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                (A) |X|
                                                                         (B) | |
--------------------------------------------------------------------------------
   3    SEC USE ONLY

--------------------------------------------------------------------------------
   4 SOURCE OF FUNDS (See Instructions)

        OO
--------------------------------------------------------------------------------
   5 CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)
                                                                             |_|
--------------------------------------------------------------------------------
   6    CITIZENSHIP OR PLACE OF ORGANIZATION

        Not Applicable
--------------------------------------------------------------------------------
                        7    SOLE VOTING POWER

      NUMBER OF              Class A Shares     0
       SHARES                Class B Shares     0
    BENEFICIALLY
      OWNED BY        ----------------------------------------------------------
        EACH            8    SHARED VOTING POWER
      REPORTING
       PERSON                 Class A Shares    4,202,063
        WITH                  Class B Shares    5,676,742
                  --------------------------------------------------------------
                        9    SOLE DISPOSITIVE POWER

                             Class A Shares     0
                             Class B Shares     0
                      ----------------------------------------------------------
                        10   SHARED DISPOSITIVE POWER

                             Class A Shares     4,202,063
                             Class B Shares     5,676,742
--------------------------------------------------------------------------------
  11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

        Class A Shares    4,202,063 (9,878,805 if Class B Shares were converted)
        Class B Shares    5,676,742
--------------------------------------------------------------------------------
  12    CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
        (See Instructions)
                                                                             | |
--------------------------------------------------------------------------------
  13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

        Class A Shares  11.3% (23.1% if Class B Shares were converted)
        Class B Shares  93.4%
--------------------------------------------------------------------------------
  14    TYPE OF REPORTING PERSON (See Instructions)

        OO
--------------------------------------------------------------------------------

--------------------------------------
CUSIP NO.   Class A  21036P 10 8
            Class B  21036P 20 7
--------------------------------------

   1    NAME OF REPORTING PERSON
        I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

        Richard Sands
--------------------------------------------------------------------------------
   2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                (A) |X|
                                                                         (B) | |
--------------------------------------------------------------------------------
   3    SEC USE ONLY

--------------------------------------------------------------------------------
   4 SOURCE OF FUNDS (See Instructions)

        OO
--------------------------------------------------------------------------------
   5 CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)
                                                                             |_|
--------------------------------------------------------------------------------
   6    CITIZENSHIP OR PLACE OF ORGANIZATION

        United States
--------------------------------------------------------------------------------
                        7    SOLE VOTING POWER

      NUMBER OF              Class A Shares     398,302
       SHARES                Class B Shares     1,477,058
    BENEFICIALLY
      OWNED BY        ----------------------------------------------------------
        EACH            8    SHARED VOTING POWER
      REPORTING
       PERSON                 Class A Shares    2,297,356
        WITH                  Class B Shares    2,715,036
                      ----------------------------------------------------------
                        9    SOLE DISPOSITIVE POWER

                             Class A Shares     398,302
                             Class B Shares     1,477,058
                      ----------------------------------------------------------
                        10   SHARED DISPOSITIVE POWER

                             Class A Shares     2,297,356
                             Class B Shares     2,715,036
--------------------------------------------------------------------------------
  11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

        Class A Shares    2,695,658 (6,887,752 if Class B Shares were converted)
        Class B Shares    4,192,094
--------------------------------------------------------------------------------
  12    CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
        (See Instructions)
                                                                             | |
--------------------------------------------------------------------------------
  13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

        Class A Shares  7.3% (16.8% if Class B Shares were converted)
        Class B Shares  69.0%
--------------------------------------------------------------------------------
  14    TYPE OF REPORTING PERSON (See Instructions)

        IN
--------------------------------------------------------------------------------

--------------------------------------
CUSIP NO.   Class A  21036P 10 8
            Class B  21036P 20 7
--------------------------------------
   1    NAME OF REPORTING PERSON
        I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

        Robert Sands
--------------------------------------------------------------------------------
   2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                (A) |X|
                                                                         (B) | |
--------------------------------------------------------------------------------
   3    SEC USE ONLY

--------------------------------------------------------------------------------
   4 SOURCE OF FUNDS (See Instructions)

        OO
--------------------------------------------------------------------------------
   5 CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)
                                                                             |_|
--------------------------------------------------------------------------------
   6    CITIZENSHIP OR PLACE OF ORGANIZATION

        United States
--------------------------------------------------------------------------------
                        7    SOLE VOTING POWER

      NUMBER OF              Class A Shares     428,299
       SHARES                Class B Shares     1,475,648
    BENEFICIALLY
      OWNED BY        ----------------------------------------------------------
        EACH            8    SHARED VOTING POWER
      REPORTING
       PERSON                 Class A Shares    2,297,356
        WITH                  Class B Shares    2,715,036
                      ----------------------------------------------------------
                        9    SOLE DISPOSITIVE POWER

                             Class A Shares     428,299
                             Class B Shares     1,475,648
                      ----------------------------------------------------------
                        10   SHARED DISPOSITIVE POWER

                             Class A Shares     2,297,356
                             Class B Shares     2,715,036
--------------------------------------------------------------------------------
  11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

        Class A Shares    2,725,655 (6,916,339 if Class B Shares were converted)
        Class B Shares    4,190,684
--------------------------------------------------------------------------------
  12    CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
        (See Instructions)
                                                                             | |
--------------------------------------------------------------------------------
  13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

        Class A Shares  7.4% (16.9% if Class B Shares were converted)
        Class B Shares  69.0%
--------------------------------------------------------------------------------
  14    TYPE OF REPORTING PERSON (See Instructions)

        IN
--------------------------------------------------------------------------------

--------------------------------------
CUSIP NO.   Class A  21036P 10 8
            Class B  21036P 20 7
--------------------------------------
   1    NAME OF REPORTING PERSON
        I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

        Marilyn Sands
--------------------------------------------------------------------------------
   2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                (A) |X|
                                                                         (B) | |
--------------------------------------------------------------------------------
   3    SEC USE ONLY

--------------------------------------------------------------------------------
   4 SOURCE OF FUNDS (See Instructions)

        OO
--------------------------------------------------------------------------------
   5 CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)
                                                                             |_|
--------------------------------------------------------------------------------
   6    CITIZENSHIP OR PLACE OF ORGANIZATION

        United States
--------------------------------------------------------------------------------
                        7    SOLE VOTING POWER

      NUMBER OF              Class A Shares     1,078,106
       SHARES                Class B Shares     9,000
    BENEFICIALLY
      OWNED BY        ----------------------------------------------------------
        EACH            8    SHARED VOTING POWER
      REPORTING
       PERSON                 Class A Shares    177,452
        WITH                  Class B Shares    203,700
                      ----------------------------------------------------------
                        9     SOLE DISPOSITIVE POWER

                             Class A Shares     1,078,106
                             Class B Shares     9,000
                      ----------------------------------------------------------
                        10   SHARED DISPOSITIVE POWER

                             Class A Shares     177,452
                             Class B Shares     203,700
--------------------------------------------------------------------------------
  11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

        Class A Shares    1,255,558 (1,468,258 if Class B Shares were converted)
        Class B Shares    212,700
--------------------------------------------------------------------------------
  12    CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
        (See Instructions)
                                                                             | |
--------------------------------------------------------------------------------
  13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

        Class A Shares  3.4% (4.0% if Class B Shares were converted)
        Class B Shares  3.5%
--------------------------------------------------------------------------------
  14    TYPE OF REPORTING PERSON (See Instructions)

        IN
--------------------------------------------------------------------------------

--------------------------------------
CUSIP NO.   Class A  21036P 10 8
            Class B  21036P 20 7
--------------------------------------
   1    NAME OF REPORTING PERSON
        I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

        CWC Partnership-I
--------------------------------------------------------------------------------
   2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                (A) |X|
                                                                         (B) | |
--------------------------------------------------------------------------------
   3    SEC USE ONLY

--------------------------------------------------------------------------------
   4 SOURCE OF FUNDS (See Instructions)

        OO
--------------------------------------------------------------------------------
   5 CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)
                                                                             |_|
--------------------------------------------------------------------------------
   6    CITIZENSHIP OR PLACE OF ORGANIZATION

        New York
--------------------------------------------------------------------------------
                        7    SOLE VOTING POWER

      NUMBER OF              Class A Shares     0
       SHARES                Class B Shares     0
    BENEFICIALLY
      OWNED BY        ----------------------------------------------------------
        EACH            8    SHARED VOTING POWER
      REPORTING
       PERSON                 Class A Shares    266,092
        WITH                  Class B Shares    1,524,770
                      ----------------------------------------------------------
                        9    SOLE DISPOSITIVE POWER

                             Class A Shares     0
                             Class B Shares     0
                      ----------------------------------------------------------
                        10   SHARED DISPOSITIVE POWER

                             Class A Shares     266,092
                             Class B Shares     1,524,770
--------------------------------------------------------------------------------
  11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

        Class A Shares    266,092 (1,790,862 if Class B Shares were converted)
        Class B Shares    1,524,770
--------------------------------------------------------------------------------
  12    CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
        (See Instructions)
                                                                             | |
--------------------------------------------------------------------------------
  13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

        Class A Shares  0.7% (4.7% if Class B Shares were converted)
        Class B Shares  25.1%
--------------------------------------------------------------------------------
  14    TYPE OF REPORTING PERSON (See Instructions)

        PN
--------------------------------------------------------------------------------

--------------------------------------
CUSIP NO.   Class A  21036P 10 8
            Class B  21036P 20 7
--------------------------------------
   1    NAME OF REPORTING PERSON
        I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

        M, L, R & R
--------------------------------------------------------------------------------
   2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                (A) |X|
                                                                         (B) | |
--------------------------------------------------------------------------------
   3    SEC USE ONLY

--------------------------------------------------------------------------------
   4 SOURCE OF FUNDS (See Instructions)

        OO
--------------------------------------------------------------------------------
   5 CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)
                                                                             |_|
--------------------------------------------------------------------------------
   6    CITIZENSHIP OR PLACE OF ORGANIZATION

        New York
--------------------------------------------------------------------------------
                        7    SOLE VOTING POWER

      NUMBER OF              Class A Shares     0
       SHARES                Class B Shares     0
    BENEFICIALLY
      OWNED BY        ----------------------------------------------------------
        EACH            8    SHARED VOTING POWER
      REPORTING
       PERSON                 Class A Shares     148,190
        WITH                  Class B Shares     166,842
                      ----------------------------------------------------------
                        9    SOLE DISPOSITIVE POWER

                             Class A Shares     0
                             Class B Shares     0
                      ----------------------------------------------------------
                        10   SHARED DISPOSITIVE POWER

                             Class A Shares     148,190
                             Class B Shares     166,842
--------------------------------------------------------------------------------
  11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

        Class A Shares    148,190 (315,032 if Class B Shares were converted)
        Class B Shares    166,842
--------------------------------------------------------------------------------
  12    CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
        (See Instructions)
                                                                             | |
--------------------------------------------------------------------------------
  13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

        Class A Shares  0.4% (0.9% if Class B Shares were converted)
        Class B Shares  2.7%
--------------------------------------------------------------------------------
  14    TYPE OF REPORTING PERSON (See Instructions)

        PN
--------------------------------------------------------------------------------

ITEM 1.  SECURITY AND ISSUER.

         The classes of equity securities to which this statement applies are the Class A Common Stock, par value $0.01 (the "Class A Stock"), and the Class B Common Stock, par value $0.01 (the "Class B Stock"), of Constellation Brands, Inc., a Delaware Corporation with its principal offices at 300 WillowBrook Office Park, Fairport, New York 14450 (the "Company").

ITEM 2.  IDENTITY AND BACKGROUND.

         This Schedule 13D is being filed by R, R, M & C Partners, L.L.C. (the "LLC"), R, R, M & C Group, L.P. (the "Partnership"), R, R, M & C Management Corporation (the "General Partner") and a group formed for the purpose of aggregating shares of Class A Stock and coordinating investing activities with respect to such shares (the "Group") including the LLC, the Partnership and the General Partner (the LLC, the Partnership, the General Partner and the Group are referred to herein as the "Reporting Persons"). The other members of the Group are Richard Sands, Robert Sands, Marilyn Sands, CWC Partnership-I ("CWCP-I") and M, L, R & R (the "Group Members"). The Group Members are included in this
Schedule 13D solely in their capacity as members of the Group and have previously filed a separate Schedule 13D with respect to their individual holdings. The Partnership is the sole manager of the LLC, the General Partner is the sole general partner of the Partnership and Richard Sands and Robert Sands are each 50% owners of the General Partner and the only directors or officers of the General Partner.

         Certain information with respect to the Reporting Persons and Group Members is set forth below:

         1.   R, R, M & C Partners, L.L.C.

              a.   State of Organization:            Missouri

              b.   Principal Business:               Investing

         2.   R, R, M & C Group, L.P.

              a.   State of Organization:            Missouri

              b.   Principal Business:               Investing

         3.   R, R, M & C Management Corporation

              a.   State of Organization:            Missouri

              b.   Principal Business:               Investing

         4.   The Group

              a.   State of Organization:            Not Applicable

              b.   Principal Business:               Investing

         5.   Richard Sands

              a.   Principal Occupation:             Chairman of the Board,
                                                     President and Chief
                                                     Executive Officer of the
                                                     Company

              b.   Citizenship:                      United States

         6.   Robert Sands

              a.   Principal Occupation:             Group President of the
                                                     Company

              b.   Citizenship:                      United States

         7.   Marilyn Sands

              a.   Principal Occupation:             Retired

              b.   Citizenship:                      United States

         8.   CWC Partnership-I

              a.   State of Organization:            New York (a general
                                                     partnership)

              b.   Principal Business:               Investing

         9.   M, L, R & R

              a.   State of Organization:            New York (a general
                                                     partnership)

              b.   Principal Business:               Investing

         The principal office address or business address of each of the Reporting Persons and Group Members is 300 WillowBrook Office Park, Fairport, New York 14450. None of the Reporting Persons or Group Members has, during the last five years, been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which he, she or it is or was subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

         The establishment of the Group resulted from the contribution of Class A Stock to the LLC for investment purposes. The Class A Stock was contributed to the LLC as follows: (a) on August 28, 2001 (i) each of Richard Sands and Robert Sands contributed 1,001 shares of Class A Stock to the General Partner and received one-half of the issued and outstanding stock of the General Partner,
(ii) the General Partner Contributed 2,002 shares of Class A Stock to the Partnership and received a 0.1% general partnership interest in the Partnership, and (iii) each of Richard Sands, Robert Sands, Marilyn Sands and CWCP-I contributed 500,000 shares of Class A Stock to the Partnership and received a 24.975% limited partnership interest in the Partnership, and (b) on August 31, 2001, the Partnership Contributed all 2,002,002 shares of Class A Stock to the LLC.

ITEM 4.  PURPOSE OF THE TRANSACTION

         The shares of Class A Stock were contributed to the General Partner, the Partnership and the LLC for investment purposes. Subsequent to the contribution, the Company filed a pre-effective amendment to its registration statement on Form S-3 (No. 333-63480) permitting the sale to the public of up to 2,150,000 shares of Class A Stock by the LLC and M, L, R & R. It is currently contemplated that such shares of Class A Stock will be sold in an underwritten public offering.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER

         The table below sets forth the shares of Class A Stock and Class B Stock beneficially owned by each Reporting Person and Group Member. The percentages of ownership were calculated on the basis of 36,470,672 of Class A Stock and 6,075,245 shares of Class B Stock outstanding as of the close of business on July 31, 2001. Shares of Class B Stock are convertible into shares of Class A Stock on a one-to-one basis at any time at the option of the holder.




-----------------------------------------------------------------------------------------------------------------
                                                               AMOUNT AND NATURE
                                                           OF BENEFICIAL OWNERSHIP (1)
                                            -----------------------------------------------------
                                             SOLE POWER TO       SHARED POWER TO                     PERCENT OF
BENEFICIAL OWNER                            VOTE OR DISPOSE      VOTE OR DISPOSE         TOTAL       CLASS (1)
-----------------------------------------------------------------------------------------------------------------
CLASS A STOCK:
-----------------------------------------------------------------------------------------------------------------
   R, R, M & C Partners, L.L.C.                   --                 2,002,002(2)        2,002,002      5.5%
-----------------------------------------------------------------------------------------------------------------
   R, R, M & C Group, L.P.                        --                 2,002,002(2)        2,002,002      5.5%
-----------------------------------------------------------------------------------------------------------------
   R, R, M & C Management Corporation             --                 2,002,002(2)        2,002,002      5.5%
-----------------------------------------------------------------------------------------------------------------
   Stockholders Group Pursuant to
     Section 13(d)(3) of the Securities           --                 4,202,063(3)        4,202,063     11.3%
     Exchange Act of 1934, as amended
-----------------------------------------------------------------------------------------------------------------
   Richard Sands                                  398,302(4)         2,297,356(4)        2,695,658      7.3%
-----------------------------------------------------------------------------------------------------------------
   Robert Sands                                   428,299(5)         2,297,356(5)        2,725,655      7.4%
-----------------------------------------------------------------------------------------------------------------
   Marilyn Sands                                1,078,106(6)           177,452(7)        1,255,558      3.4%
-----------------------------------------------------------------------------------------------------------------
   CWC Partnership-I                              --                   266,092(8)          266,092      0.7%
-----------------------------------------------------------------------------------------------------------------
   M, L, R & R                                    --                   148,190(9)          148,190      0.4%
-----------------------------------------------------------------------------------------------------------------

-----------------------------------------------------------------------------------------------------------------
 CLASS B STOCK:
-----------------------------------------------------------------------------------------------------------------
   R, R, M & C Partners, L.L.C.                   --                   --                   --          --
-----------------------------------------------------------------------------------------------------------------
   R, R, M & C Group, L.P.                        --                   --                   --          --
-----------------------------------------------------------------------------------------------------------------
   R, R, M & C Management Corporation             --                   --                   --          --
-----------------------------------------------------------------------------------------------------------------
   Stockholders Group Pursuant to
     Section 13(d)(3) of the Securities           --                 5,676,742(3)        5,676,742     93.4%
     Exchange Act of 1934, as amended
-----------------------------------------------------------------------------------------------------------------
   Richard Sands                                1,477,058            2,715,036(4)        4,192,094     69.0%
-----------------------------------------------------------------------------------------------------------------
   Robert Sands                                 1,475,648            2,715,036(5)        4,190,684     69.0%
-----------------------------------------------------------------------------------------------------------------
   Marilyn Sands                                    9,000              203,700(7)          212,700      3.5%
-----------------------------------------------------------------------------------------------------------------
   CWC Partnership-I                              --                 1,524,770(8)        1,524,770     25.1%
-----------------------------------------------------------------------------------------------------------------
   M, L, R & R                                    --                   166,842(9)          166,842      2.7%
-----------------------------------------------------------------------------------------------------------------


(1) The number of shares and the percentage of ownership set forth in the Class A Stock table includes the number of shares of Class A Stock that can be purchased by exercising stock options that are exercisable on August 28, 2001 or become exercisable within 60 days thereafter ("presently exercisable"). Such number does not include the number of option shares that may become exercisable within sixty (60) days of August 28, 2001 due to certain acceleration provisions in certain awards, which accelerations cannot be foreseen on the date of this
         Schedule 13D. Such number also does not include the shares of Class A Stock issuable pursuant to the conversion feature of the Class B Stock beneficially owned by each person. The number of shares and percentage of ownership assuming conversion of Class B Stock into Class A Stock are contained in the footnotes. For purposes of calculating the percentage of ownership of Class A Stock in the table and in the footnotes, additional shares of Class A Stock equal to the number of presently exercisable options and, as appropriate, the number of shares of Class B Stock owned by each person are assumed to be outstanding pursuant to Rule 13d-3(d)(1) under the Securities Exchange Act. Where the footnotes reflect shares of Class A Stock as being included, such shares are included only in the Class A Stock table and where the footnotes reflect shares of Class B Stock as being included, such shares are included only in the Class B Stock table.

(2) The shares are owned by the LLC. The Partnership is the sole manager of the LLC. The General Partner owns a 0.1% general partnership interest in the Partnership and is the sole general partner of the Partnership. Richard Sands and Robert Sands each own 50% of the issued and outstanding stock of the General Partner and are the only directors and officers of the General Partner. The shares of Class A Stock owned by the LLC are included in the number of shares beneficially owned by the Partnership, the General Partner, Richard Sands, Robert Sands and the Group described in footnote (3) below. Each of the Partnership, the General Partner, Richard Sands and Robert Sands disclaims beneficial ownership of the shares held by the LLC except to the extent of its or his direct or indirect ownership interest in the LLC. There are no shares of Class B Stock beneficially owned by any of the LLC, the Partnership or the General Partner.

(3) The Group as reported consists of the LLC, the Partnership, the General Partner, Richard Sands, Robert Sands, Marilyn Sands, CWCP-I and M, L, R & R. The basis for the Group consists of: (i) the organization documents governing the Partnership and the LLC, and (ii) the agreement of all members of the Group to coordinate investment activities with respect to the shares of Class A Stock owned by the LLC and M, L, R &
         R. Assuming the conversion of Class B Stock beneficially owned by the Group into Class A Stock, the Group would beneficially own 9,878,805 shares of Class A Stock, representing 23.1% of the outstanding Class A Stock after such conversion.

(4) The amount reflected as shares of Class A Stock over which Richard Sands has the sole power to vote or dispose includes 297,613 shares of Class A Stock issuable upon the exercise of options which are presently exercisable by Mr. Sands. The amounts reflected as shares over which Mr. Sands shares power to vote or dispose include, as applicable, 117,902 shares of Class A Stock and 1,357,928 shares of Class B Stock owned by CWCP-I, of which Mr. Sands is a managing partner, 36,858 shares of Class B Stock owned by the Marvin Sands Master Trust (the "Master Trust"), of which Mr. Sands is a trustee and beneficiary, 148,190 shares of Class A Stock and 166,842 shares of Class B Stock owned by M, L, R & R, of which Mr. Sands and the Master Trust are general partners, 140,908 shares of Class B Stock owned by CWC Partnership-II, a New York general partnership ("CWCP-II"), of which Mr. Sands is a trustee of the managing partner, 1,012,500 shares of Class B Stock owned by a trust created by Marvin Sands for the benefit of his present and future grandchildren (the "Grandchildrens' Trust"), of which Mr. Sands is a trustee, 29,262 shares of Class A Stock owned by the Mac and Sally Sands Foundation, Incorporated, a Virginia corporation (the "Sands Foundation"), of which Mr. Sands is a director and officer, and 2,002,002 shares owned by the LLC. Mr. Sands disclaims beneficial ownership of all of the foregoing shares except to the extent of his direct or indirect ownership interest in CWCP-I, MLR&R and the LLC and his beneficial interest in the Master Trust. The amounts reflected do not include 3,930 shares of Class A Stock owned by Mr. Sands' wife, the remainder interest Mr. Sands has in 358,334 of the 1,075,002 shares of Class A Stock subject to the life estate held by Marilyn Sands described in footnote (6) below or the remainder interest of CWCP-II in 361,953 of such shares. Mr. Sands disclaims beneficial ownership with respect to all such shares. Assuming the conversion of Class B Stock beneficially owned by Mr. Sands into

         Class A Stock, Mr. Sands would beneficially own 6,887,752 shares of Class A Stock, representing 16.8% of the outstanding Class A Stock after such conversion.

(5) The amount reflected as shares of Class A Stock over which Robert Sands has the sole power to vote or dispose includes 293,346 shares of Class A Stock issuable upon the exercise of options which are presently exercisable by Mr. Sands. The amounts reflected as shares over which Mr. Sands shares power to vote or dispose include, as applicable, 117,902 shares of Class A Stock and 1,357,928 shares of Class B Stock owned by CWCP-I, of which Mr. Sands is a managing partner, 36,858 shares of Class B Stock owned by the Master Trust of which Mr. Sands is a trustee and beneficiary, 148,190 shares of Class A Stock and 166,842 shares of Class B Stock owned by M, L, R & R, of which Mr. Sands and the Master Trust are general partners, 140,908 shares of Class B Stock owned by CWCP-II, of which Mr. Sands is a trustee of the managing partner, 1,012,500 shares of Class B Stock owned by the Grandchildrens' Trust, of which Mr. Sands is a trustee, 29,262 shares of Class A Stock owned by the Sands Foundation, of which Mr. Sands is a director and officer, and 2,002,002 shares owned by the LLC. Mr. Sands disclaims beneficial ownership of all of the foregoing shares except to the extent of his direct or indirect ownership interest in CWCP-I, M, L, R & R and the LLC and his beneficial interest in the Master Trust. The amounts reflected do not include 45,880 shares of Class A Stock owned by Mr. Sands' wife, individually and as custodian for their minor children, the remainder interest Mr. Sands has in 354,715 of the 1,075,002 shares of Class A Stock subject to the life estate held by Marilyn Sands described in footnote (6) below or the remainder interest of CWCP-II in 361,953 of such shares. Mr. Sands disclaims beneficial ownership with respect to all such shares. Assuming the conversion of Class B Stock beneficially owned by Mr. Sands into Class A Stock, Mr. Sands would beneficially own 6,916,339 shares of Class A Stock, representing 16.9% of the outstanding Class A Stock after such conversion.

(6) With respect to 1,075,002 shares of the 1,078,106 shares of Class A Stock, Marilyn Sands is the beneficial owner of a life estate which includes the right to receive income from and the power to vote and dispose of such shares. The remainder interest in such shares is held by Richard Sands, Robert Sands and CWCP-II.

(7) The amounts reflected include, as applicable, 29,262 shares of Class A Stock owned by the Sands Foundation, of which Marilyn Sands is a director, 36,858 shares of Class B Stock owned by the Master Trust, of which Ms. Sands is a trustee, and 148,190 shares of Class A Stock and 166,842 shares of Class B Stock owned by M, L, R & R, of which the Master Trust is a general partner. Ms. Sands disclaims beneficial ownership with respect to all shares owned by the Sands Foundation and with respect to all of the other foregoing shares except to the extent of her beneficial interest in the Master Trust. Assuming the conversion of Class B Stock beneficially owned by Ms. Sands into Class A Stock, Ms. Sands would beneficially own 1,468,258 shares of Class A Stock, representing 4.0% of the outstanding Class A Stock after such conversion.

(8) The amounts reflected include, as applicable, 148,190 shares of Class A Stock and 166,842 shares of Class B Stock owned by M, L, R & R, of which CWCP-I is a general partner. The shares owned by CWCP-I are included in the number of shares beneficially owned by Richard Sands and Robert Sands, the managing partners of CWCP-I, and the Group described in footnote (3) above. The other partners of CWCP-I are trusts for the benefit of Laurie Sands' husband and children. Assuming the conversion of Class B Stock beneficially owned by CWCP-I into Class A Stock, CWCP-I would beneficially own 1,790,862 shares of Class A Stock, representing 4.7% of the outstanding Class A Stock after such conversion.

(9) The shares owned by M, L, R & R are included in the number of shares beneficially owned by Richard Sands, Robert Sands, Marilyn Sands, CWCP-I and the Group described in footnote (3) above. Assuming the conversion of Class B Stock beneficially owned by M, L, R & R into Class A Stock, M, L, R & R would beneficially own 315,032 shares of Class A Stock, representing 0.9% of the outstanding Class A Stock after such conversion.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

         The General Partner, Richard Sands, Robert Sands, Marilyn Sands and CWCP-I are parties to the Agreement of Limited Partnership of the Partnership. The Partnership is a party to the Limited Liability Operating Agreement of the LLC. Each of the members of the Group has agreed to coordinate investment activities with respect to the shares of Class A Stock owned by the LLC and M, L, R & R. The description of the relationships between the Group Members and CWCP-I, CWCP-II, M, L, R & R, the Master Trust, the Grandchildrens' Trust and the Sands Foundation described under Item 5 are incorporated into this Item 6 by reference. Richard Sands, Robert Sands and CWCP-I are parties to a Stockholders' Agreement dated June 17, 1993, a copy of which was filed with the Securities and Exchange Commission in October, 1993 as an Exhibit to the Schedule 13D dated June 17 and 29, 1993 filed by Richard Sands, Robert Sands, Marilyn Sands and others with respect to Class A Stock and Class B Stock. Richard Sands and Robert Sands are brothers and the sons of Marilyn Sands.


ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS

         Exhibit 99-1 Joint Filing Agreement among the Reporting Persons and Group Members dated September 7, 2001

         Exhibit 99-2 Agreement of Limited Partnership of the Partnership dated August 23, 2001

         Exhibit 99-3 Limited Liability Company Operating Agreement of the LLC dated August 30, 2001

                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief I certify that the information set forth in this statement is true, complete and correct.

Dated: September 7, 2001           R, R, M & C Partners, L.L.C.

                                   By:  R, R, M & C Group, L.P.
                                   Its: Manager

                                        By:  R, R, M & C Management Corporation
                                        Its: General Partner


                                             By:   /s/Robert Sands
                                                 -------------------------------
                                                   Robert Sands, President


Dated: September 7, 2001           R, R, M & C Group, L.P.

                                   By:    R, R, M & C Management Corporation
                                   Its:   General Partner


                                          By:    /s/Robert Sands
                                                --------------------------------
                                                 Robert Sands, President


Dated: September 7, 2001           R, R, M & C Management Corporation


                                    By:    /s/Robert Sands
                                        ----------------------------------------
                                           Robert Sands, President


Dated: September 7, 2001            /s/Richard Sands
                                   ---------------------------------------------
                                                 Richard Sands*


Dated: September 7, 2001            /s/Robert Sands
                                   ---------------------------------------------
                                                  Robert Sands*


Dated: September 7, 2001
                                   ---------------------------------------------
                                                 Marilyn Sands*

Dated: September 7, 2001           CWC Partnership-I*


                                   By: /s/Richard Sands
                                      ------------------------------------------
                                         Richard Sands, Co-Managing Partner


                                   By: /s/Robert Sands
                                      ------------------------------------------
                                         Robert Sands, Co-Managing Partner


Dated: September 7, 2001           M, L, R & R*


                                   By: /s/Robert Sands
                                      ------------------------------------------
                                         Robert Sands, Partner



* Executed by this person solely in such person's capacity as a member of the group described in this Schedule 13D.